

VIA FACSIMILE AND U.S. MAIL

April 1, 2009

Daniel J. Heinrich
Senior Vice President and Chief Financial Officer
The Clorox Company
1221 Broadway
Oakland, California 94612

> **RE:** **The Clorox Company**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2008 and**
> **December 31, 2008**
> **File No. 1-07151**

Dear Mr. Heinrich:

We have reviewed your letter dated March 23, 2009 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

Financial Statements

Note 22. Segment Reporting, page 58

1. We reviewed the reports you provided us in response to prior comment one. Your reports reviewed by the chief operating decision maker to manage the business and prepare for the quarterly earnings conference call, as well as the financial information provided at Board of Directors meetings appear to indicate that your CODM regularly reviews discreet financial information by strategic business unit. The Global Operations Reports (FY 09 Q2 Volume, Sales, Operating Profit) distributed to the Board of Directors include key information such as volume, sales and operating profit by strategic business unit. Your Fiscal Year-to-Date Budget-to-Actual Quarterly Updates Reports (Volume, Net Customer Sales and

Profit by Strategic Business Unit) that are reviewed by your CODM also include key information such as volume, sales and EBIT by strategic business unit. Your CCE & Other Cost Savings Projects, Price Changes, and New Products reports in Exhibit 1 are also grouped by strategic business unit. In addition, you mentioned in your February 27, 2009 supplemental response that an important consideration as to why your strategic business units should not be considered your operating segments is because the strategic business unit financial information is prepared without an allocation of corporate costs. From reading Note 22 to your financial statements, we see that your current reportable segments (North America and International) also exclude largely the same types of corporate amounts. In fact, the fiscal 2008 actual sales and profit subtotals for North America and International, as presented in the Volume, Net Customer Sales and Profit by Strategic Business Unit report in Exhibit 2, are largely the same as those amounts shown in your segment footnote. Just above the North America subtotal in this same report appear sales and profit amounts for each strategic business unit. Based upon the information you have provided us to date, it appears that each strategic business unit may constitute an operating segment. Please provide us with an aggregation analysis under paragraph 17 of SFAS 131 assuming your strategic business units are your operating segments. In doing so, please be sure to explain to us in detail how you concluded that each strategic business unit aggregated with another strategic business unit met the criteria in paragraph 17 to be aggregated. If, after further analysis, you conclude that your current reportable segments need to be broken out into more reportable segments, please provide us with your new proposed segment reporting structure as well. Please also provide us with any other information you feel would be helpful in resolving this comment.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief